Exhibit 99.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action to take on the contents of this document, you are recommended to seek your own financial advice immediately from an independent financial adviser who specialises in advising on the acquisition of shares and other securities being in the case of persons resident in Ireland, an organisation or firm authorised or exempted under the Investment Intermediaries Act 1995 as amended of Ireland or the Stock Exchange Act 1995 of Ireland or in the case of persons resident in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom (‘‘FSMA’’).

AIM and IEX are both markets designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM and IEX securities are not admitted to either the Official List of the UK Listing Authority or the Official List of the Irish Stock Exchange (together the ‘‘Official Lists’’). A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. The AIM Rules and IEX Rules are less demanding than those of the Official Lists and it is emphasised that no application is being made for admission of the Ordinary Shares to either of the Official Lists. Furthermore, neither the London Stock Exchange, the Irish Stock Exchange, the UK Listing Authority, nor the Financial Regulator have examined or approved the contents of this document.

AMARIN CORPORATION PLC

APPENDIX TO SCHEDULE ONE ANNOUNCEMENT

FURTHER INFORMATION ON AMARIN CORPORATION PLC

This Appendix is prepared in accordance with section (k) of the supplement to schedule one of the AIM Rules for companies (“AIM Rules”) and of the IEX Rules for companies (“IEX Rules”) published by the London Stock Exchange and the Irish Stock Exchange, respectively. It includes all information that would otherwise have to be included in the Company’s admission document and which is not found in the Public Record. The Public Record can be accessed freely on www.sec.gov. This Appendix should be read in conjunction with the schedule one pre-admission announcement (the “Schedule One”) made by the Company at least 20 days prior to Admission and the Public Record. (This Appendix and Schedule One together constitute “the Announcement”.)

The Directors of Amarin, whose names appear in Schedule One, accept responsibility for the information contained in the Announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in the Announcement is in accordance with the facts and, when read in conjunction with the Public Record, does not omit anything likely to affect the import of such information.

Davy, which is regulated by the Financial Regulator of Ireland, has been appointed as Nominated Adviser, IEX Adviser and Broker to the Company. Davy is acting exclusively for the Company in connection with the Admission and is not acting for any other person and will not be responsible to any person for providing the protections afforded to customers of Davy or for advising any other person in connection with the arrangements described in the Announcement. In accordance with the AIM Rules and IEX Rules, Davy has confirmed to the London Stock Exchange and the Irish Stock Exchange that it has satisfied itself that the Directors have received advice and guidance as to the nature of their responsibilities and obligations to ensure compliance by the Company with the AIM Rules and IEX Rules, and that, in its opinion and to the best of its knowledge and belief, all relevant requirements of the AIM Rules and IEX Rules have been complied with. Davy accepts no liability whatsoever for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which it is not responsible.

Copies of this document will be freely available to the public on the Company’s website www.amarincorp.com, from the date of this document for the period of at least one month from Admission.

ADVISERS

Nominated Adviser,	Davy,
IEX Adviser and Broker:	Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

UK Solicitors to the Company:	Kirkpatrick & Lockhart Nicholson Graham LLP,
110 Cannon Street,
London EC4N 6AR,
UK.

Irish Solicitors to the Company:	Matheson Ormsby Prentice Solicitors,
30 Herbert Street,
Dublin 2,
Ireland.

US Solicitors to the Company:	Cahill Gordon & Reindel LLP,
Augustine House,
6A Austin Friars,
London EC2N 2HA,
England.

Reporting Accountants and Auditors:	PricewaterhouseCoopers LLP,
Abacus House,
Castle Park,
Cambridge CB3 OAN,
UK.

Registrars and Transfer Agent:	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK

Principal Bankers:	Lloyds TSB Corporate,
PO Box 18436,
1st Floor,
39 Threadneedle Street,
London EC2R 8PT,
UK.

DEFINITIONS

The following definitions apply throughout this Appendix, unless the context requires otherwise:

‘‘Act’’	The Companies Act 1985 (as amended);

“Admission”	admission of all the Ordinary Shares in issue to trading on AIM and IEX becoming effective in accordance with the AIM Rules and IEX Rules;

“ADR(s)”	American Depository Receipt(s);

“ADS(s)”	American Depository Share(s);

“AIM”	the market of that name operated by the London Stock Exchange;

“AIM Rules”	the rules for AIM companies and their nominated advisers, issued by the London Stock Exchange in relation to AIM traded securities;

“Amarin Group” or “the Group”	Amarin and its subsidiaries and subsidiary undertakings;

"API"	Amarin Pharmaceuticals, Inc.;

"Articles"	the articles of association of the Company;

“Board” or “Directors”	the board of directors of the Company, whose names are set out in the Schedule One;

"Business Day"	a day, other than a Saturday, Sunday or public holiday when banks are normally open for the transaction of normal banking business in London;

"Combined Code"	the Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council;

“Company” or “Amarin”	Amarin Corporation plc;

"CREST"
the relevant system (as defined in the CREST Regulations) to facilitate the transfer of title of shares in uncertificated form in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations);

"CREST Regulations"	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Davy”	J&E Davy, trading as Davy;

"DTC"	Depositary Trust Company;

"FDA"	US Food and Drug Administration;

“Financial Regulator”	the Irish Financial Services Regulatory Authority;

"FSMA"	Financial Services and Markets Act 2000 (UK);

“IEX”	the market of that name operated by the Irish Stock Exchange;

“IEX Rules”	the rules for IEX companies and their IEX advisers, issued by the Irish Stock Exchange in relation to IEX traded securities;

“Ireland”	the island of Ireland, excluding Northern Ireland and the word Irish shall be construed accordingly;

“Irish Stock Exchange”	the Irish Stock Exchange Limited;

"Lock-in Parties"	has the meaning given to it in paragraph 5.2;

"Lock-in Period"	has the meaning given to it in paragraph 5.2;

“London Stock Exchange”	London Stock Exchange plc;

"NASDAQ"	National Association of Securities Dealers Automated Quotation System, a national securities exchange in the U.S. which is owned and operated by the National Stock Market, Inc.;

"Nomad Agreement"	has the meaning given to it in paragraph 5.1;

“Ordinary Shares”	ordinary shares of nominal value £0.05 in the capital of the Company;

"Preference Shares"	preference shares of nominal value £0.05 in the capital of the Company;

"Public Record"	the Company’s current public disclosure record, or current public disclosure filed by the Directors and senior officers of the Company, as filed with the SEC;

"Schedule One"	the pre-admission announcement to be made by the Company prior to Admission in accordance with AIM Rule 2;

"SEC"	U.S. Securities and Exchange Commission;

“Shareholders”	holders of Ordinary Shares;

“UK” or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;

“UKLA”	UK Listing Authority, which is the Financial Services Authority acting in its capacity as the competent authority pursuant to Part VI, FSMA;

Notes:

(i) Unless otherwise stated in this document, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of England and Wales. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii) The symbols “€” and “c” refer to euro and euro cent respectively, the symbols “Stg£” or “£” or “p” refer to sterling, and the symbols “US$” or “$” refer to US dollars.

1 INTRODUCTION

1.1
The Company was incorporated in England and Wales as a private limited company on 1 March 1989 under the Act, with registered number 2353920 and was re-registered as a public limited company on 19 March 1993. The Company's registered office and principal executive offices are located at 7 Curzon Street, London W1J 5HG, England (telephone number: +44-20-7499-9009).

1.2
During the period from May 2001 up to February 2004 the Company had a U.S. sales and marketing subsidiary, Amarin Pharmaceuticals, Inc., that generated revenues though the sale of a number of FDA approved pharmaceutical products. Following the sale of API and a majority of their U.S products to Valeant Pharmaceuticals International in February 2004 and the acquisition of the entire issued share capital of Laxdale Limited in October 2004, the Company is now a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.

1.3
The Company has a late stage drug development pipeline. Miraxion, the Company’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease. Amarin seeks to directly commercialise its neurology products (such as Miraxion for Huntington's disease) in the US and out-licence or partner its product rights in markets outside the US and for indications outside neurology (for example depression). Amarin seeks to acquire and in-licence neurology products that it can develop and market directly itself in the US.

1.4	Information about the Company's principal interests and strategy are in the Public Record together with the status of all significant projects.

2 SHARE CAPITAL

2.1	The authorised and issued share capital of the Company as at 7 June 2006 (being the latest practicable date prior to this Announcement) is as follows:

Authorised		Type of Security	Issued
Amount	Number		Amount	Number
£77,957,203	1,559,144,066	Ordinary Shares of £0.05 each	£4,072,660	81,453,190
£22,042,797	440,855,934	Preference Shares of £0.05 each	0	0

2.2
The Directors are entitled, pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 25 July 2005 to allot new securities up to a maximum nominal amount of £75,384,762 during the period ending five years from the date of such resolution.

2.3           All the issued Ordinary Shares are fully paid.

2.4          A summary of the rights attaching to the Company's securities is set out below.

              Dividends

Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company. In addition, the payment by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an Ordinary Share or a Preference Share into a separate account shall not constitute the Company as a trustee in respect thereof.

Rights in a Liquidation

Holders of Ordinary Shares are entitled to participate in any distribution of assets upon a liquidation, subject to prior satisfaction of the claims of creditors and preferential payments to holders of outstanding Preference Shares.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by:

●	the chairman of the meeting;

●	at least two shareholders entitled to vote at the meeting;

●	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

●
any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In a vote by a show of hands, every shareholder who is present in person at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder. The quorum for a shareholders’ meeting is a minimum of two persons, present in person or by proxy.

Capital Calls

The board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to the Company as required by such notice the amount called on his shares. If a call remains unpaid after it has become due and payable, and the fourteen days notice provided by the board of directors has not been complied with, any share in respect of which such notice was given, may be forfeited by a resolution of the board.

Preference Shares

Currently the Company has 440,855,934 Preference Shares forming part of its authorised share capital but none of these Preference Shares have been issued. Pursuant to an authority given by the shareholders at the 2005 Annual General Meeting of the Company the board of directors has the authority, without further action by shareholders, to issue up to 440,855,934 Preference Shares in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the Preference Shares, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the Ordinary Shares. To date, the board of directors has not issued any such Preference Shares. The issuance of Preference Shares could adversely affect the voting power of holders of Ordinary Shares and reduce the likelihood that holders of Ordinary Shares will receive dividend payments and payments upon liquidation. The holders of Preference Shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that of Preference Shares. Holders of Preference Shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that of Preference Shares.

Pre-emptive Rights

Pursuant to resolutions passed at the Company's annual general meeting on 25 July 2005 our directors are duly authorised during the period ending on 25 July 2010 to exercise all powers to allot securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £75,384,762 (equivalent to 1,507,695,240 Ordinary Shares). Under these resolutions the Directors are empowered to allot such Ordinary Shares as if statutory pre-emption rights did not apply to such issuance and, therefore, without first offering such Ordinary Shares to existing shareholders.

Redemption Provisions

Subject to the Act and with the sanction of a special resolution, shares in the Company may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association. Subject to the Act, we may also purchase in any manner the board of directors considers appropriate any of our own Ordinary Shares, Preference Shares or any other shares of any class (including redeemable shares) at any price.

Variation of Rights

If at any time our share capital is divided into different classes of shares, the rights of any class may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of the class, or pursuant to an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any such separate meeting the quorum shall be a minimum of two persons holding or representing by proxy one-third in nominal amount of the issued shares of the class, unless such separate meeting is adjourned, in which case the quorum at such adjourned meeting or any further adjourned meeting shall be one person. Each holder of shares of that class has one vote per share at such meetings.

2.5	The ISIN number for the Ordinary Shares is GB0000436740.

3 DISCLOSURE OF INTERESTS IN ORDINARY SHARES & MAJOR SHAREHOLDERS

3.1	The Act makes provision regarding the disclosure of interests in shares. The Act requires inter alia that any person, which would include a person not resident in the United

Kingdom, who has an interest in shares of a public limited company which carry full voting rights is required to notify his interest to the company, if the total number of such shares in which he has an interest equals or exceeds a certain percentage (currently 3%) of all such shares. Where that person ceases to hold that percentage or there is a change in the percentage level of his shareholding, he is also obliged to notify the company. The obligation to notify must be performed within the period of 5 clear Business Days from the date upon which the obligation arises.

The notification to the Company must be in writing and must specify the share capital to which it relates; the number of shares comprised in that share capital in which the person making the notification knows he was interested immediately after the time when the obligation arose, or in a case where the person no longer has a notifiable interest in shares comprised in the share capital, state that he no longer has an interest; identify the notifier and give his address and except where the notice is stating that the notifier no longer has a notifiable interest in the shares, give details of the registered holder of the shares and the number of shares held by such holder.

The AIM Rules require disclosure of any changes to the holding of a Shareholder of 3% or more (excluding treasury shares) of any class of an AIM security which increase or decrease such holding through any single percentage. The IEX Rules require disclosure of any charges to the holding of a Shareholder of 5% or more (excluding treasury shares) of any class of an IEX security which increase or decrease such holding through any single percentage.

3.2
Save as disclosed in Schedule One, the Directors are not aware of any other interests or any person who will, immediately following Admission, be interested directly or indirectly, in 3% or more of the Company’s issued share capital, or who, directly or indirectly, jointly or severally, exercises or could exercise control of the Company.

4 DIRECTORS’ AND OTHER INTERESTS

4.1
The interests (all of which are beneficial unless stated otherwise) of the Directors of the Company and the persons connected with them in the issued share capital of the Company as at the date of this Appendix are as follows:

Director	Options or warrants outstanding to acquire Ordinary Shares	Date of grant (dd/mm/yy)	Exercise price per Ordinary Share	Ordinary Shares or ADS(s) beneficially owned

Mr. John Groom	15,000	23/01/2002	$17.65	417,778
	15,000	06/11/2002	$3.10
	25,000	21/07/2004	$0.84
	55,099	21/12/2005	$1.43
	20,000	11/01/2006	$1.35
Mr. Thomas Lynch	500,000	25/02/2004	$1.90	9,998,208
	207,921	21/12/2005	$1.43
Dr. William Mason	15,000	06/11/2002	$3.10	—
	25,000	21/07/2004	$0.84
	20,000	11/01/2006	$1.35
Mr. Anthony Russell-Roberts	10,000	07/04/2000	$3.00	2,350

	10,000	19/02/2001	$6.12
	15,000	23/01/2002	$17.65
	15,000	06/11/2002	$3.1
	25,000	21/07/2004	$0.84
	20,000	11/01/2006	$1.35
Mr. Richard Stewart	350,000	23/11/1998	$5.00	57,339
	150,000	23/01/2002	$17.65
	150,000	06/11/2002	$3.1
	300,000	10/06/2005	$1.3
	8,663	21/12/2005	$1.43
	300,000	16/01/2006	$1.95
Dr. Simon Kukes	519,802	21/12/2005	$1.43	7,259,566
	20,000	11/01/2006	$1.35
Dr. Michael Walsh	38,119	21/12/2005	$1.43	214,507
	20,000	11/01/2006	$1.35
Mr. Alan Cooke	375,000	07/07/2004	$0.85	270,211
	200,000	10/06/2005	$1.3
	15,594	21/12/2005	$1.43
	200,000	16/01/2006	$1.95
Dr. Prem Lachman	20,000	11/01/2006	$1.35	—
Dr. John Climax	226,980	21/12/2005	$1.43	6,380,109
	20,000	27/01/2006	$2.72	—
	20,000	20/03/2006	$3.26	—

4.2
The directorships and partnerships of the Directors, other than of the Company and its subsidiaries and associated companies, held at present and within the five years preceding the date of this document are as follows:

Director	Current Directorships & Partnerships	Past Directorships & Partnerships
Mr. Thomas Lynch	Icon plc Neuronyx Inc. Tripep AB	Elan Corporation plc Galen plc
Mr. Richard Stewart	-	-
Mr. Alan Cooke	-	-
Mr. John Groom	CV Therapeutics Europe Limited Ligand Pharmaceuticals Inc. Neuronyx Inc.	Elan Corporation plc
Mr. Anthony Russell-Roberts	-	-
Dr. William Mason
Vision Resources Limited
Oculab Limited
Storm Fine Arts Limited
Ranier Limited
Ranier Technology Limited
Camlab Limited
Sage Healthcare Limited
Team Holdings (UK) Limited
Camlab SIP Trustee Limited
Homes Select Directories Limited
Care Choices Limited
Molecular Resources Limited
Artshare Limited
Cytomyx Holdings plc
The Cambridge Arts Theatre Trust Limited
English Touring Opera Limited
Sphere Medical Limited
Zygem Limited (UK)
Zygem Limited (New Zealand)

The Cambridge Arts Theatre Trust Limited
Kalibrant Limited
Teraview Limited
Acaris Healthcare Solutions Plc
Bison Homecare Limited
Meridian Technique Limited
Meridian (Corporate Trustee) Limited
Cambridge Bioscience Limited
Cytocell Limited
Communication Resources Limited
Biotrin Holdings plc

Dr. Simon Kukes	Hess Corporation	Tyumen Oil Company Yukos Oil Parker Drilling
Dr. Michael Walsh
IIU Nominees Limited
IIU Fund Management Limited
IIU Stockbrokers Ltd
International Investment and Underwriting
International Investors and Underwriters Limited
IIU Corporate Finance Limited
Amatari Holdings Limited
Milanera Limited
Juve Unlimited
International Investment and Underwriting
Limited
London City Airport Ltd
London City Airport Jet Centre Ltd
Gallions Properties Ltd
Marketspur Ltd
North Woolwich Properties Ltd
City Aviation Finance Ltd
City Aviation Holdings Plc
City Aviation Properties Ltd
Stratfield Ltd
Airport Management and Investment Ltd
AMI Ltd
City Aviation Cayman Investment Ltd
KGV Dock Properties Ltd
Berryfield Ltd
University College Dublin Foundation Ltd
Apollo Fund Plc
Irish Nationwide Building Society
Daon Limited
Euro Liberte Plc
Titanic Investments Limited
CFR19 Limited
Titanic Quarter Limited
Ivy Wood Properties Ltd
Titanic Properties Limited
Titanic Investment Properties Limited
Titanic Trademark Limited
Atlantic Bridge Ventures G.P. Limited
Atlantic Bridge Ventures Nominees No 1 Nominees Limited
Atlantic Bridge Ventures Nominees No 2 Limited
Seer Partners Holdings Limited
Atlantic Bridge Ventures Service Limited
Vivas Insurance Limted
Crewe Limited
Welyn Unlimited
Brightonside

Chiffon Ltd
ESAT Digiphone Ltd
Gabarret Investments Ltd
Waterville Investments Ltd
Digital Innovation Ltd
Newstyle Technology Ltd
Crossbill Ltd
Campus and Stadium Ireland Development Ltd
City Aviation Holdings Plc
Blue Ash Investments Limited
Brinton Bridge Ltd
Ebony Enterprises Ltd

Dr. Prem Lachman	Maximus Capital LLC	Galleon Group

Dr. John Climax	Icon plc Icon Clinical Research (U.K.) Limited Medeval Limited Medeval Group Limited Icon Investments (U.K.) Limited Icon (LR) Limited Icon Clinical Research (U.K.) Limited Yrcr Limited	Icon Investments (UK) Limited

4.3
Dr. Michael Walsh was a director of Newstyle Technology Limited, subsequently renamed Videsti Limited, within the twelve months preceding it being placed into creditors voluntary liquidation on 18 September 2003.

4.4	Dr. William Mason was a director of Cytocell Limited when it was placed into a creditors voluntary liquidation on 11 April 2003.

4.5	Dr. William Mason was a director of Kalibrant Limited when it was placed into creditors voluntary liquidation on 4 April 2002 and subsequently dissolved on 7 May 2005.

4.6	Dr. William Mason was a director of SimplyOrganic Food Company Limited when it was placed into creditors voluntary liquidation on 25 March 2004.

4.7	Save as disclosed above, none of the Directors has:

4.7.1	any unspent convictions in relation to indictable offences; or

4.7.2	been bankrupt or the subject of an individual voluntary arrangements, or has had a receiver appointed to the assets of such director; or

4.7.3
been a director of any company which, while he was a director or within 12 months after he ceased to be a director, had a receiver appointed or went into compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement, or made any composition or arrangement with its creditors generally or with any class of its creditors; or

4.7.4
been a partner of any partnership which, while he was a partner or within 12 months after he ceased to be a partner, went into compulsory liquidation, administration or partnership voluntary arrangement, or had a receiver appointed to any partnership asset; or

4.7.5	had any public criticism by statutory or regulatory authorities (including recognized professional bodies); or

4.7.6	been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

4.8
It is estimated that under arrangements currently in force, the aggregate remuneration and benefits in kind (including performance bonuses to executive Directors) to be paid to non-executive and executive Directors for the current financial year ending 31 December 2006, will be approximately £1,296,000.

5 MATERIAL CONTRACTS

In addition to the agreements summarised in the Public Record, (which can be found at www.sec.gov), the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or its subsidiaries during the two years immediately preceding the date of the Announcement and are, or may be, material as of the date of the Announcement:

5.1          Nominated Adviser, IEX Adviser and Broker Agreement
The Company and Davy have entered into a Nominated Adviser, IEX Adviser and Broker Agreement (the ‘‘Nomad Agreement’’) dated 7 June 2006 pursuant to which, and conditional upon Admission, the Company has appointed Davy to act as Nominated Adviser, IEX Adviser and Broker to the Company as required by the AIM and IEX Rules. Under the Nomad Agreement, Davy has agreed, inter alia, to provide such independent advice and guidance to the Directors as they may require to ensure compliance by the Company on a continuing basis with the AIM and IEX Rules. The Company has agreed to pay Davy a fee of €25,000 per annum for its services as Nominated Adviser, IEX Adviser and Broker under this agreement. The Nomad Agreement contains certain undertakings and indemnities given by the Company in respect of, inter alia, compliance with all applicable laws and regulations. The Nomad Agreement continues for an initial period of 12 months from Admission (unless terminated for cause prior to such date in accordance with the terms of the Nomad Agreement) and thereafter until terminated in accordance with the terms of the Nomad Agreement.

5.2          Lock-in and Orderly Market Agreement
Mr. Thomas Lynch, Mr. Richard Stewart, Mr. Alan Cooke, Mr. John Groom, Mr. Anthony Russell-Roberts, Dr. William Mason, Dr. Simon Kukes, Dr. Michael Walsh, Dr. Prem Lachman, and Dr. John Climax being all of the Directors (together the ‘‘Lock-in Parties’’) have entered into a lock-in and orderly market agreement with Davy and the Company, dated 7 June 2006. Pursuant to this agreement the Lock-in Parties have undertaken, subject to certain limited exceptions, including a sale in the event of an offer for all the Ordinary Shares in the Company, not to sell, transfer, grant any option over or otherwise dispose of the legal, beneficial or any interest that they have in any Ordinary Shares or other securities in the Company or rights attaching from any such Ordinary Shares or other securities or attached to any such Ordinary Shares or other securities in the Company for a period of six months following Admission (the ‘‘Lock-in Period’’), without the prior written consent of Davy.

Orderly market arrangements apply for six months after the expiry of the Lock-in Period. Pursuant to these arrangements, in the event that any of the Lock-in Parties decide to sell Ordinary Shares, they are obliged to do so through Davy or through their own broker for the purpose of preserving an orderly market in the Ordinary Shares of the Company.

6             TAXATION

6.1          United Kingdom taxation
The following statements are intended only as a general guide to current UK tax legislation and to the current practice of the HM Revenue and Customs (‘‘HM Revenue’’) and may not apply to certain shareholders in the Company, such as dealers in securities, insurance companies and collective investment schemes. They relate to persons who are resident and ordinarily resident in the UK for UK tax purposes, who are beneficial owners of Ordinary Shares and who hold their Ordinary Shares as an investment. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult his or her professional advisers immediately.

On issue, the Company understands that the Ordinary Shares will not be treated as either ‘‘listed’’ or ‘‘quoted’’ securities for tax purposes. Provided that the Company remains one which does not have any of its shares quoted on a recognised stock exchange (which for these purposes does not include AIM), the Ordinary Shares should continue to be treated as unquoted securities. The Company understands that the admission of the Ordinary Shares to IEX does not constitute shares being ‘‘listed’’ or ‘‘quoted’’ on a recognised stock exchange.

As the company has shares or securities listed on NASDAQ, which is a recognised stock exchange for UK tax purposes, any new shares issued for admission to listing on AIM and IEX will not qualify as business assets for purposes of UK capital gains tax business asset taper relief. However, as those new shares will not themselves be listed on a recognised stock exchange, they should not be prevented from qualifying as relevant business property for purposes of UK Inheritance Tax business property relief.

Dividends
Under UK tax legislation the Company is not required to withhold tax at source from dividend payments it makes.

Individual shareholders resident for tax purposes in the UK should generally be entitled to a tax credit in respect of any dividend received equal to one-ninth of the amount of the dividend.

An individual shareholder’s liability to income tax will be calculated on the sum of the dividend and the tax credit (the ‘‘gross dividend’’). This will be regarded as the top slice of the individual’s income and will be subject to UK income tax at the rates as described below.

The tax credit equals 10% of the gross dividend. The tax credit will be available to set against a shareholder’s liability (if any) to income tax on the gross dividend.

Individual shareholders liable to income tax at no more than the basic rate will be liable to income tax on dividend income received at the rate of 10% of the gross dividend. This means that the tax credit will satisfy in full the individual shareholder’s liability to pay income tax on the dividend received.

The rate of income tax applying to dividends received by a UK resident individual shareholder liable to income tax at the higher rate will be 32.5% of the gross dividend. After taking into account the 10% tax credit, a higher rate taxpayer will be liable to income tax of 22.5% of the gross dividend, equal to 25% of the cash dividend received.

For example, an individual shareholder receiving a dividend of £90 would receive a tax credit of £10. The gross dividend (the cash dividend plus the tax credit) would be £100. If the shareholder is a higher rate taxpayer, he would be taxed on the dividend at £32.50 (32.5% of £100), but can set against this the tax credit of £10. This leaves tax to pay of £22.50, which is 25% of the £90 dividend received.

Trustees who are liable to income tax at the rate applicable to trusts (currently 40%) will pay tax on the gross dividend at the Schedule F trust rate (currently 32.5%) against which they can set the tax credit. To the extent that the tax credit exceeds the trustees’ liability to account for income tax the trustees will have no right to claim repayment of the tax credit.

A corporate shareholder which is resident for tax purposes in the UK and which is not a dealer in securities, will not normally be liable to corporation tax on any dividends received, but cannot claim payment of the tax credit from HM Revenue.

United Kingdom pension funds and charities are generally exempt from tax on dividends which they receive but they are not entitled to claim repayment of the tax credit.

Chargeable gains

Shareholders who are resident or ordinarily resident in the UK for tax purposes and who dispose of their Ordinary Shares at a gain will ordinarily be liable to UK taxation on chargeable gains, subject to any available exemptions or reliefs.

Shareholders who are not resident or ordinarily resident in the UK for tax purposes but who carry on a trade, profession or vocation in the UK through a branch, agency or fixed place of business in the UK, may be liable to UK taxation on chargeable gains on any gain on a disposal of their Ordinary Shares, if those Ordinary Shares are or have been held, used or acquired for the purposes of that trade, profession or vocation or for the purposes of that branch, agency or fixed place of business.

If an individual shareholder ceases to be resident or ordinarily resident in the UK and subsequently disposes of Ordinary Shares, in certain circumstances any gain on that disposal may be liable to UK capital gains tax upon that shareholder becoming once again resident or ordinarily resident in the UK.

Stamp duty and stamp duty reserve tax (‘‘SDRT’’)
The statements below are intended as a general guide to the current position. They do not apply to certain intermediaries who are not liable to stamp duty or SDRT, or to persons connected with depositary arrangements or clearance services, who may be liable at a higher rate.

• The allocation and issue of New Ordinary Shares will not generally give rise to a liability to stamp duty or SDRT.
• Any subsequent conveyance or transfer on sale of Ordinary Shares will usually be subject to stamp duty at a rate of 0.5% of the amount or value of the consideration (rounded up, if necessary, to the nearest £5). A charge to SDRT at the rate of 0.5% may also arise on an unconditional agreement to transfer such shares, although the liability will be cancelled and any SDRT already paid will be repaid if, within six years of the SDRT liability arising, a transfer is executed pursuant to the agreement and stamp duty is paid on that transfer.
• A transfer of Ordinary Shares into CREST will not generally give rise to a charge to stamp duty or SDRT unless the transfer is made for consideration, in which case SDRT will arise, usually at the rate of 0.5% of the value of that consideration. A transfer of shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the value of the consideration given.

Inheritance tax
Shares are assets situated in the UK for the purposes of UK inheritance tax. A gift of shares by, or the death of, an individual shareholder may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the shareholder is neither domiciled nor deemed to be domiciled in the UK.

6.2 Irish Taxation
The comments set out below are based on existing law and what is understood to be current Irish Revenue Commissioner practice. They are intended as a general guide only and apply only to Shareholders who are resident in Ireland for tax purposes (except to the extent that specific reference is made to Shareholders resident outside Ireland), who hold Ordinary Shares as investments and who are the absolute beneficial owners of those shares. These statements may not apply to certain classes of Shareholders, for example, dealers, insurance companies, charities, pension providers and collective investment schemes. Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below. Any investor who is in doubt as to his or her tax position and in particular, those who are subject to taxation in a jurisdiction other than Ireland, are strongly advised to consult his or her professional adviser.

Taxation of Dividends
An Irish resident or ordinarily resident shareholder who is an individual will be taxed at their marginal income tax rate (42%/20%) on the euro-equivalent amount of the dividend received converted at the spot rate on the date of receipt, without any credit for UK tax. Social security of up to 5% may apply in certain circumstances for individuals.

Taxation of Companies
An Irish resident corporate shareholder controlling, directly or indirectly, less than 5% of the issued ordinary share capital of the Company will generally be taxed at the 25% corporation tax rate on the euro equivalent amount of the dividend received converted at the spot rate without any credit for UK tax. A company controlling 5% or more of the issued ordinary share capital of the Company may be entitled to a foreign tax credit in respect of the underlying UK tax. Irish resident “close companies” may be liable to a further surcharge over and above the 25% corporation tax.

Capital Gains Tax
The Company’s Ordinary Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish capital gains tax on a disposal of Ordinary Shares. The rate of Irish capital gains tax is currently 20%. The capital gain would be calculated by reference to the difference between the euro-equivalent sale price converted at the spot rate at date of sale, and the euro-equivalent base cost of the Ordinary Shares, converted at the spot rate at the date of purchase. The calculation of the capital gain and resulting tax liability will be subject to the applicability of any reliefs, allowances and/or capital losses that may be available. Individuals are entitled to claim an annual allowance of EUR1,270 in respect of the total chargeable gains accumulated in the relevant tax year. This allowance is not transferable between spouses.

Corporate shareholders resident in Ireland will be subject to Irish corporation tax on chargeable gains, on any gains arising. The effective rate of Irish corporation tax on chargeable gains is currently 20%. The gain would be calculated by reference to the difference between the euro-equivalent sale price converted at the spot rate at the date of sale, and the euro-equivalent base cost of the Ordinary Shares, converted at the spot rate at the date of purchase. Corporate shareholders of the company who are neither resident nor ordinarily resident in Ireland are not subject to Irish corporation tax on chargeable gains arising on the disposal of these Ordinary Shares unless the Ordinary Shares are held through a branch or agency in Ireland.

Capital Acquisitions Tax
Capital Acquisitions Tax (CAT) comprises principally of both gift tax and inheritance tax. A CAT liability arises where the disponer or beneficiary is resident or ordinarily resident in Ireland or where the subject matter of the gift or inheritance is regarded as Irish property. Registered shares are generally located where the share register (or principal register) is kept. Accordingly as the share register is in the UK the Ordinary Shares of the Company are located in the United Kingdom and a CAT liability should only arise on a gift or inheritance of these shares where the disponer or beneficiary is resident or ordinarily resident in Ireland. CAT is charged at a flat rate of 20% in excess of certain tax-free thresholds. No tax applies on gifts or inheritances between spouses.

Stamp duty
A transfer (conveyance on sale or gift) of the Ordinary Shares will not be subject to Irish stamp duty provided the transfer does not relate to Irish immovable property or relate to shares of an Irish incorporated company. If liable Irish stamp duty of 1% would be payable on the higher of the consideration paid/market value. The same rules apply whether the transfer is by stock transfer form or by operator instructions under CREST. Any Irish stamp duty payable on a transfer can be credited against any UK stamp duty chargeable on the same transfer and vice versa.

6.3          American Depositary Shares (ADSs)
The above Irish tax statements in relation to the Ordinary Shares, with the exception of stamp duty, apply equally to Shareholders who are resident in Ireland for tax purposes who hold ADSs as investments and who are the absolute beneficial owners of those ADSs.

Stamp Duty
ADSs are generally evidenced by American Depositary Receipts (ADRs). Transfers of ADRs (as defined) are exempt from Irish stamp duty. An ADR is defined as an instrument which:

a)	acknowledges
(i)	that a depositary or a nominee acting on such depositary’s behalf, holds stocks or marketable securities, and
(ii)
that the holder of the instrument has rights in or in relation to such stocks or marketable securities including the right to receive such stocks or marketable securities from the depositary or such depositary’s nominee, and

b)	which
(i)	are dealt in on a recognised stock exchange which is situated in the US or Canada, or
(ii)	represents stocks or marketable securities which are so dealt in.

If the ADS does not satisfy the above conditions, then the Irish stamp duty treatment would be the same as outlined above for the Ordinary Shares.

7 SETTLEMENT ARRANGEMENTS

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument in accordance with the CREST Regulations. The Articles permit the holding of Ordinary Shares to be evidenced in uncertificated form and settlement of transactions in the Ordinary Shares may, following Admission, take place within the CREST system if Shareholders so wish.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so.

Amarin’s ADRs (other than restricted ADRs) are issued in fully registered form and clear and settle through the book-entry facilities of DTC. Ownership of beneficial interests in such ADRs are shown on, and the transfer of such ownership is effected only through, records maintained by DTC and, with respect to beneficial interests held indirectly through participants of DTC, the records of such participants. Amarin’s restricted ADRs are issued only in certificated form and settle by physical delivery of such certificated restricted ADRs.

8             CORPORATE GOVERNANCE

Amarin has its primary listing on NASDAQ and is subject to NASDAQ corporate governance rules.

The Directors intend to comply as far as is practicable (having regard to the size, nature and current stage of development of the Company, its growth strategy, and its primary listing on NASDAQ) with the Combined Code, as applicable to listed companies and set out in the Listing Rules of the UK Listing Authority and the Listing Rules of the Irish Stock Exchange.

The Board is comprised of 2 executive directors and 8 non-executive directors. The Company will hold Board meetings throughout the year at which reports relating to the Group’s operations, together with financial reports, will be considered. The Board is responsible for formulating, reviewing and approving the Group’s strategy, budgets, major items of capital expenditure and acquisitions.

The Board has an audit committee and a remuneration committee with formally delegated duties and responsibilities. The remuneration committee comprises Mr. Anthony Russell-Roberts (Chairman), Dr. Michael Walsh and Dr. Prem Lachman. The remuneration committee’s primary responsibility is to approve the level of remuneration for executive directors and key employees. It may also grant options under our share option schemes to employees and executive directors and must approve any service contracts for executive directors and key employees. Non-executive directors’ remuneration is determined by the full board of directors. The audit committee, comprising of Dr. William Mason (Chairman), Dr. Simon Kukes and Mr. John Groom, meets, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements. The audit committee also reviews proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

The Directors intend to comply with Rule 21 of the AIM Rules and Rule 21 of the IEX Rules relating to directors’ dealings as applicable to AIM and IEX companies respectively and will take all reasonable steps to ensure compliance by the Group’s applicable employees.

9             GENERAL

9.1
Other than those disclosed in this Appendix or as otherwise disclosed on the Public Record, there have been no interruptions in the Company’s business which may have or have had in the last twelve months a significant effect on the Company’s financial position.

9.2	Other than those disclosed in this Appendix or as otherwise disclosed on the Public Record, there are no significant investments by the Company under active consideration.

9.3
Other than as disclosed in this Appendix or as otherwise disclosed on the Public Record, there are no patents or other intellectual property rights, licences or particular contracts which are or may be of fundamental importance to the Company’s business.

9.4	Other than as disclosed in this Appendix or as otherwise disclosed on the Public Record, the Directors are not aware of any exceptional factors which have influenced the Company’s activities.

9.5
Other than as disclosed in this Appendix or as otherwise disclosed on the Public Record, the Company is not and has not been involved in any governmental, legal or arbitration proceedings in the 12 months preceding the date of this Appendix which may have or have had significant effects on the Company's financial position or profitability and, so far as the Directors are aware, there are no such proceedings pending or threatened against the Company.

9.7
As a NASDAQ quoted public company, Amarin has had the need to engage a number of consultants for the provision of investor relations, media relations and financial advisory services.  These consultants include Health Care Consulting, ADM Limited, Powerscourt Limited and Lippert/Heilshorn & Associates, Inc. whom were collectively paid £207,000 in the last 12 months. Save as disclosed in this paragraph and on the Public Record, no person (excluding professional advisers as stated in this document and trade suppliers) has received directly or indirectly from the Group within the 12 months preceding the Company’s application for Admission and no persons have entered into contractual arrangements to receive:

●	fees totalling £10,000 or more;

●	securities in the Company with a value of £10,000 or more;

●	any other benefit with a value of £10,000 or more at the date of Admission.

9.8	Davy has given and has not withdrawn its written consent to the inclusion in this Appendix of references to its name in the form and context in which it appears.

9.9	The total costs, charges and expenses payable by the Company in connection with or incidental to Admission are estimated to amount to £141,000.

Dated: 9 June 2006